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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A
                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1
                               ------------------
                  LIQUENT, INC. (FORMERLY KNOWN AS ESPS, INC.)
                            (NAME OF SUBJECT COMPANY)

                             FLUID ACQUISITION CORP.
                               (NAME OF PURCHASER)

                            INFORMATION HOLDINGS INC.
                       (NAME OF FILING PERSON -- OFFEROR)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    269129102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ------------------
                              VINCENT A. CHIPPARI
                            INFORMATION HOLDINGS INC.
                               2777 SUMMER STREET
                               STAMFORD, CT 06905
                            TELEPHONE: (203) 961-9106
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                               ------------------
                                    COPY TO:
                             STEVEN J. GARTNER, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000

                            CALCULATION OF FILING FEE
=============================================================================
    Transaction Valuation*                         Amount of Filing Fee
-----------------------------------------------------------------------------
      $45,125,798                                         $9,026
=============================================================================
*Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,988,695 shares of common stock, par value $.001 per share (the "Shares"), at a price per Share of $2.27 in cash, as well as 1,890,511 Shares subject to options at an exercise price of less than $2.27. Such number of Shares represents all of the Shares outstanding as of November 13, 2001.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
 Amount Previously Paid:    $9,026      Filing party:  Information Holdings Inc.
 Form or Registration No.:  005-58303   Date Filed:    November 21, 2001
| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
| | issuer tender offer subject to Rule 13e-4.
| | going-private transaction subject to Rule 13e-3.
| | amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. | |

                                Page 1 of 4 Pages

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission on November 19, 2001 (the "Schedule TO") by Information Holdings Inc., a Delaware corporation ("Parent"), and Fluid Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, with respect to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Liquent, Inc. (formerly known as ESPS, Inc.), a Delaware corporation, at a purchase price of $2.27 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEM 4.       TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented by deleting the first sentence of the sixth paragraph of Item 1, "Terms of the Offer," of the Offer to Purchase in its entirety and inserting the following in replacement thereof:

                  "We will not purchase any tendered Shares pursuant to the Offer unless all conditions to the Offer, other than those involving receipt of necessary governmental approvals, are satisfied or waived by us, in our sole discretion, prior to expiration of the Offer on the Expiration Date. We expressly reserve the right, at any time and from time to time prior to the expiration of the Offer on the Expiration Date, to modify or amend the terms and conditions of the Offer in any respect."

         Item 4 of the Schedule TO is hereby further amended and supplemented by inserting the following sentence at the end of the seventh paragraph of
Item 1, "Terms of the Offer:"

                  "We will not accept for payment any tendered Shares pursuant to the Offer unless all conditions to the Offer, other than those involving receipt of necessary governmental approvals, are satisfied or waived by us, in our sole discretion, prior to expiration of the Offer on the Expiration Date."

         Item 4 of the Schedule TO is hereby further amended and supplemented by amending and restating the first sentence (up to the colon) of the first paragraph of Item 13, "Conditions of the Offer," of the Offer to Purchase in its entirety as follows:

                  "Notwithstanding any other provision of the Offer but subject to any applicable rules of the Commission, Purchaser is not required to accept for payment or pay for any tendered Shares (and may terminate the Offer) unless the Minimum Condition has been met and none of the following additional events has occurred and is continuing (unless such condition has been waived by Purchaser, in its sole discretion) at the time of the expiration of the Offer on the Expiration Date:"

         Item 4 of the Schedule TO is hereby further amended and supplemented by amending and restating the final paragraph of Item 13, "Conditions of the Offer," of the Offer to Purchase in its entirety as follows:


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                  "The foregoing conditions are for the sole benefit of
         Purchaser, and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time prior to the expiration of the Offer on the Expiration Date (except for conditions involving the receipt of necessary governmental approvals, which may be asserted and/or waived by Purchaser after such expiration of the Offer, subject to applicable law), subject to the terms of the Merger Agreement."

ITEM 12.      EXHIBITS.

(a)(1)        Offer to Purchase dated November 21, 2001.*

(a)(2)        Form of Letter of Transmittal.*

(a)(3)        Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)        Form of Letter to Clients.*

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)        Form of Summary Advertisement dated November 21, 2001.*

(a)(8)        Text of press release issued by Parent dated November 14, 2001.*

(b)           None.

(c)           None.

(d)(1) Agreement and Plan of Merger, dated as of November 13, 2001, among Company, Parent and Purchaser.*

(d)(2) Stockholders Agreement, dated as of November 13, 2001, among Parent, Purchaser and certain stockholders of the Company.*

(e)           None.

(f)           None.

(g)           None.

(h)           None.



* Previously filed

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 7, 2001



                                     INFORMATION HOLDINGS INC.



                                     By:    /s/ VINCENT A. CHIPPARI
                                         --------------------------------------
                                            Name: Vincent A. Chippari
                                            Title: Executive Vice President and
                                            Chief Financial Officer



                                     FLUID ACQUISITION CORP.



                                     By:    /s/ VINCENT A. CHIPPARI
                                         --------------------------------------
                                            Name: Vincent A. Chippari
                                            Title: Vice President and Secretary


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